UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------


                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities and Exchange Act of 1934

                               Calprop Corporation
                            (Name of Subject Company)

                                Victor Zaccaglin
                       (Name of Persons Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    131352106
                      (CUSIP Number of Class of Securities)

                               ------------------

                                Victor Zaccaglin
                         13160 Mindanao Way, Suite 1808
                        Marina Del Rey, California 90292
                                 (310) 306-4314

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Persons Filing Statement)


                                 WITH A COPY TO:

                             James R. Walther, Esq.
                             Stephen D. Blevit, Esq.
                          Mayer, Brown, Rowe & Maw LLP
                       350 South Grand Avenue, Suite 2500
                          Los Angeles, California 90071
                                 (213) 229-9500


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

                            CALCULATION OF FILING FEE

================================================================================
    Transaction Valuation                           Amount of Filing Fee
--------------------------------------------------------------------------------
       Not Applicable                                  Not Applicable
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

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   N/A          Filing Party:  N/A
     Form or Registration No.: N/A          Date Filed:    N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject  [ ] going-private transaction subject
         to Rule 14d-1.                        to Rule 13e-3.

     [ ] issuer tender offer subject to    [X] amendment to Schedule 13D under
         Rule 13e-4.                           Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [..]


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

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Victor Zaccaglin

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [.]
                                                                        (b)  [.]

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3. SEC USE ONLY

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4  SOURCE OF FUNDS

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                                        [.]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

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               7  SOLE VOTING POWER

NUMBER OF         --------------------------------------------------------------
SHARES         8  SHARED VOTING POWER
BENEFICIALLY      4,485,129 (Does not include unexercised option for
OWNED BY          100,000 shares)
EACH
REPORTING         --------------------------------------------------------------
PERSON         9  SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                  4,485,129 (Does not include unexercised option for 100,000 shares)

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,485,129

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                       []

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               41.01%

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14 TYPE OF REPORTING PERSON


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

     This Tender Offer Statement on Schedule TO is filed by Victor Zaccaglin for the purpose of attaching a press release issued by Calprop Corporation, a California corporation ("Calprop"), dated December 14, 2004, reporting that Mr. Zaccaglin, who is the chairman of the board and chief executive officer of Calprop, has proposed a transaction to the Calprop board of directors in which a corporation to be formed by Mr. Zaccaglin, and of which Mr. Zaccaglin will be the chief executive officer and largest stockholder, would make a tender offer to purchase outstanding shares of the common stock of Calprop, to be followed by a merger of that corporation with Calprop. This Schedule TO is filed to comply with the requirements of Securities and Exchange Commission Rule 14d-2(b) in the event the attached press release is deemed to be a pre-commencement communication by Mr. Zaccaglin regarding the possible tender offer referred to therein. This Schedule TO shall also constitute an amendment to the Schedule 13D previously filed by Mr. Zaccaglin with respect to Calprop common stock.

Item 12. Exhibits

(a)(1) Press Release of Calprop Corporation, dated December 14, 2004.


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

                                     EXHIBIT

(a)(1) Press Release of Calprop Corporation, dated December 14, 2004.


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